Exhibit 99.1

Waterdrop Inc. Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

BEIJING, March 23, 2022/PRNewswire/—Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Financial and Operational Highlights for the Fourth Quarter of and Fiscal Year 2021

•

Business growth: The first-year premiums (“FYP”) generated through our Waterdrop Insurance Marketplace for 2021 reached RMB16,363 million (US$2,568 million), representing an increase of 13.4% year over year.

•

Effective cost control and business model upgrade: For the fourth quarter of 2021, our sales and marketing expenses decreased by 69.2%, and total operating costs and expenses decreased by 47.5%, leading to a decrease in net loss by 85.1% on a quarter over quarter basis. Thus, we generated approximately RMB5.9 million (US$0.9 million) adjusted net profit compared to adjusted net losses in previous quarters, our net loss margin narrowed from negative 61.2% to negative 11.8%, and adjusted net profit (/loss) margin improved from negative 58.2% to positive 1.0% quarter over quarter. The results have demonstrated our effective cost control and commitment to achieving profitability.

•

Positive cash flow: As of December 31, 2021, our cash and cash equivalents and short-term investment balance increased to RMB2,787.1 million (US$437.4 million), by RMB176.0 million from the end of the third quarter of 2021, as we started to generate positive operating cash flow, partially offset by the investing and financing cash outflow.

•

Further expanded product offerings: As of December 31, 2021, we offered 364 insurance products on our platform. Over 90% of our FYP was contributed by our exclusive customized insurance products. In 2021, the FYP of critical illness insurance increased by 52.3% year over year, keeping up with the pace of our product mix optimization since the beginning of 2021.

•	As of December 31, 2021, approximately 394 million people donated an aggregate of over RMB48.4 billion to nearly 2.4 million patients through our Waterdrop Medical Crowdfunding.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “Since the beginning of the third quarter, the capital market has continued to be volatile and the growth of the insurance industry has slowed down. Despite all the challenges, we uphold our commitment to develop our business in a customer-centric manner and create sustainable value for our shareholders. We proactively adjusted our strategy and business model to pursue higher quality development and continued to deliver encouraging results. For 2022, we will strive to achieve non-GAAP operating profit for established business. Meanwhile, we will continue to innovate through our careful exploration and incubation initiatives in selected promising areas, as well as staying focused on areas difficult but valuable to our customers. Against the adverse market environment, members of senior management also intend to use their personal funds to purchase the Company’s ADSs in due course, pursuant and subject to applicable laws and the Company’s securities trading policy.”

Mr. Guang Yang, Co-founder, Director and General Manager of Insurance Marketplace, said, “For our insurance business, the fourth quarter of 2021 was the first full quarter for our business model upgrade, and we have made solid progress. Through transformation of our growth model, effective management of existing users, and enhancement in long-term technological and innovation capabilities, our user quality and various efficiency indicators have significantly improved, laying a solid foundation for us to further realize the profitability of our established businesses. Meanwhile, we focused on strengthening the investment in AI-empowered business. For example, our self-developed AI robot has made significant progress in intention recognition and human voice simulation. By continuously refining the service combination process of ‘outbound reach-out robot + customer service + online operation’, our short-term insurance renewal rate exceeded 78% in the fourth quarter.”

Mr. Yao Hu, Co-founder, Director and General Manager of Medical Crowdfunding and Healthcare, commented, “We have been assisting in the establishment of the poverty alleviation mechanism to prevent the economically-vulnerable group from falling back into poverty due to critical illnesses. As of the end of 2021, through our medical crowdfunding platform, in aggregate, 394 million people have helped 2.4 million patients out of a critical situation with large medical payment. We have also actively explored various healthcare business initiatives and made progress in patient recruitment for clinical trials. “

Mr. Kangping Shi, Chief Financial Officer of Waterdrop, added, “As at the end of 2021, we have seen two consecutive quarters in effective cost control and profitability improvement. In the fourth quarter, our sales and marketing expense further decreased by 69.2% from the previous quarter, and we achieved an adjusted net profit of RMB5.9 million in the fourth quarter, compared to an adjusted net loss of RMB453.6 million in the third quarter. We are delighted to see our initiatives and efforts in cost control and refined operational management delivering results, and we are moving faster toward a more healthy and sustainable direction than expected. We believe we are on the right track to achieve non-GAAP profit for our established businesses for the full year of 2022.”

Financial Results for the Fourth Quarter of 2021

Operating revenue, net

Net operating revenue for the fourth quarter of 2021 decreased by 27.3% year over year to RMB603.9 million (US$94.8 million) from RMB830.3 million for the same period of 2020, which was primarily due to the decrease of insurance related income.

•

Insurance related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services to insurance companies, insurance brokerage, and agency companies, including customer relationship maintenance, customer complaint management, claim review, user referral services, etc. Our insurance related income amounted to RMB582.2 million (US$91.4million) in the fourth quarter of 2021, representing a decrease of 26.1% year over year from RMB788.1 million for the fourth quarter of 2020, which was mainly due to the decrease in insurance brokerage income.

•

Net operating revenue from management fee income was nil for the fourth quarter of 2021, compared to RMB18.3 million for the same quarter of 2020, which was mainly due to the cessation of the mutual aid business at the end of March 2021. Following this adjustment, the corresponding management fee income from the mutual aid business is no longer a revenue stream for the Company since the second quarter of 2021 and onwards. Excluding such management fee income, the adjusted net operating revenue(1) for the fourth quarter of 2021 decreased by 25.6% compared with the same period of 2020.

Note: (1) See the sections entitled “Non-GAAP Financial Measures” for more information.

Operating costs and expenses

Operating costs and expenses decreased by RMB425.3 million, or 38.6% year over year, to RMB677.8 million (US$106.4 million) for the fourth quarter of 2021 from RMB1,103.1 million for the same period of 2020.

Attributable to the effective cost control measures since the third quarter, operating costs and expenses for the fourth quarter of 2021 decreased by 47.5% compared to the third quarter of 2021.

•

Operating costs decreased by 21.4% year over year to RMB197.1 million (US$30.9 million) for the fourth quarter of 2021, compared with RMB250.9 million for the fourth quarter of 2020, which was mainly due to (i) RMB65.7 million decrease in professional and outsourced customer service fees; (ii) RMB4.7 million decrease of payout investigation cost due to the cessation of mutual aid business, and partially offset by (iii) an increase of RMB19.4 million in personnel cost for our expanded consultants and insurance agents team. On a quarter-over-quarter basis, operating costs decreased by 33.5%, primarily due to a decrease in personnel cost and professional and outsourced customer service fees.

•

Sales and marketing expenses decreased by 63.8% year over year to RMB241.0 million (US$37.8 million) for the fourth quarter of 2021, compared with RMB666.4 million for the fourth quarter of 2020. The decrease was primarily due to RMB485.0 million decrease in marketing expenses to third-party traffic channels, and offset by (i) an increase of RMB32.4 million in payroll and related expenses for employees involved in sales and marketing functions, and (ii) RMB28.9 million increase in outsourced sales and marketing service fees to third parties. On a quarter-over-quarter basis, sales and marketing expenses materially decreased by 69.2% from RMB781.7 million for the third quarter of 2021. This was mainly due to the decrease of RMB467.2 million in marketing expenses to third-party traffic channels and RMB50.8 million in outsourced sales and marketing service fees to third parties under our cost control plan and more strict budgeting for expenses.

•

General and administrative expenses increased by 25.9% year over year to RMB148.7 million (US$23.3 million) for the fourth quarter of 2021, compared with RMB118.1 million for the fourth quarter of 2020. The increase was primarily due to (i) RMB10.5 million increase in personnel cost; (ii) RMB39.0 million increase in impairment loss over prepayment, and partially offset by a decrease of RMB26.6 million in share-based compensation expenses. On a quarter-over-quarter basis, general and administrative expenses increased by 33.5% from RMB111.4 million for the third quarter of 2021, which was mainly due to the net impact of an increase of RMB39.0 million in impairment loss and a decrease of RMB2.5 million in share-based compensation expenses.

•

Research and development expenses increased by 34.4% year over year to RMB91.0 million (US$14.3 million) for the fourth quarter of 2021, compared with RMB67.7 million for the same period of 2020. The increase was primarily due to RMB12.7 million increases in research and development personnel cost and share-based compensation expenses, as our research and development team continued to expand to enhance our competitive capabilities in technology. On a quarter-over-quarter basis, research and development expenses decreased by 11.6% compared to the third quarter of 2021, mainly due to the optimization of our organizational structure.

Operating loss for the fourth quarter of 2021 was RMB73.9 million (US$11.6 million), compared with a loss of RMB272.8 million for the same period of 2020. Compared to the third quarter of 2021, operating loss for the fourth quarter of 2021 significantly decreased by 85.6%.

Interest income for the fourth quarter of 2021 was RMB12.2 million (US$1.9 million), compared with RMB8.8 million for the same period of 2020. The increase was primarily due to the increase in our bank balance and short-term investments as a result of the receipt of net proceeds from the completion of our initial public offering in May 2021. The Company does not generate interest income from the medical crowdfunding business.

Income tax expense for the fourth quarter of 2021 was RMB5.0 million (US$0.8 million), compared with an income tax benefit of RMB13.6 million for the same period of 2020.

Net loss attributable to Waterdrop for the fourth quarter of 2021 was RMB71.2 million (US$11.2 million), compared with a net loss of RMB403.8 million for the same period of 2020, and decreased by 85.1% compared with a net loss of RMB477.0 million for the third quarter of 2021.

Adjusted net profit attributable to Waterdrop for the fourth quarter of 2021 was RMB5.9 million (US$0.9 million), compared with an adjusted net loss of RMB191.4 million for the same period of 2020, and an adjusted net loss of RMB453.6 million for the third quarter of 2021.

Cash and cash equivalents and short-term investment

As of December 31, 2021, the Company had combined cash and cash equivalents and short-term investment of RMB2,787.1 million (US$437.4 million), as compared with RMB2,255.1 million as of December 31, 2020.

Financial Results for the Fiscal Year of 2021

Operating revenue, net

Net operating revenue for the year of 2021 increased by 5.9% year over year to RMB3,205.9 million (US$503.1 million) from RMB3,027.9 million for the year of 2020, which was primarily due to the increase of insurance related income.

•

Insurance related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services to insurance companies, insurance brokerage and agency companies, including customer relationship maintenance, customer complaint management, claim review, and user referral services, etc. Our insurance related income amounted to RMB3,071.0 million (US$481.9million) in 2021, representing an increase of 6.3% year over year from RMB2,889.5 million for the year of 2020, which was mainly due to the increase in insurance brokerage income.

•

Net operating revenue from management fee income was RMB2.7 million for the year of 2021, compared to RMB109.8 million for the year of 2020, which was mainly due to the cessation of the mutual aid business at the end of March 2021. Excluding such management fee income, the adjusted net operating revenue(1) for the year of 2021 increased by 9.8% compared with the year of 2020.

Note: (1) See the sections entitled “Non-GAAP Financial Measures” for more information.

Operating costs and expenses

Operating costs and expenses increased by RMB1,544.6 million, or 43.8% year over year, to RMB5,068.8 million (US$795.4 million) for the year of 2021 from RMB3,524.2 million for the year of 2020.

•

Operating costs increased by 42.1% year over year to RMB1,054.5 million (US$165.5 million) for the year of 2021, compared with RMB742.3 million for the year of 2020, which was mainly due to (i) the cost of RMB76.8 million that incurred in relation to the cessation of the Waterdrop Mutual Aid business; (ii) RMB73.2 million increase in professional and outsourced customer service fees; and (iii) an increase of RMB148.5 million in personnel cost for our expanded consultants and insurance agents team.

•

Sales and marketing expenses increased by 45.7% year over year to RMB3,104.8 million (US$487.2 million) for the year of 2021, compared with RMB2,130.5 million for the year of 2020. The increase was primarily due to (i) RMB489.9 million increase in marketing expenses to third-party traffic channels; (ii) RMB78.8 million increase in payroll and related expenses for employees involved in sales and marketing functions, and (iii) RMB413.2 million increase in outsourced sales and marketing service fees to third parties.

•

General and administrative expenses increased by 30.3% year over year to RMB530.5 million (US$83.3 million) for the year of 2021, compared with RMB407.2 million for the year of 2020. The increase was primarily due to (i) RMB79.0 million increase in professional service fees and personnel cost; and (ii) RMB39.0 million increase in impairment loss.

•

Research and development expenses increased by 55.2% year over year to RMB379.0 million (US$59.5 million) for the year of 2021, compared with RMB244.2 million for the year of 2020. The increase was primarily due to RMB124.5 million increases in research and development personnel cost and share-based compensation expenses, as our research and development team continued to expand to enhance our competitive capabilities in technology.

Operating loss for the year of 2021 was RMB1,862.8 million (US$292.3 million), compared with a loss of RMB496.2 million for the year of 2020.

Interest income for the year of 2021 was RMB48.7 million (US$7.6 million), compared with RMB26.5 million for the year of 2020. The increase was primarily due to the increase in our bank balance and short-term investments as a result of the receipt of net proceeds from the completion of our initial public offering in May 2021. The Company does not generate interest income from the medical crowdfunding business.

Income tax benefit for the year of 2021 was RMB221.0 million (US$34.7 million), compared with income tax expense of RMB50.2 million for the year of 2020.

Net loss attributable to Waterdrop for the year of 2021 was RMB1,574.1 million (US$247.0 million), compared with net loss of RMB663.9 million for the year of 2020.

Adjusted net loss attributable to Waterdrop for the year of 2021 was RMB1,220.9 million (US$191.6 million), compared with adjusted net loss of RMB284.0 million for the year of 2020.

Share Repurchase Plan

Pursuant to the 12-month share repurchase program announced on September 8, 2021, since the announcement up to the end of the fourth quarter, we cumulatively repurchased approximately 1,361 thousand ADSs from the open market with cash for a total consideration of approximately US$2.6 million.

Business Outlook

The Company expects to achieve non-GAAP profit for established business, i.e., existing business as of our IPO date, for the year of 2022. This forecast is based on the current market conditions and reflects the Company’s preliminary view and estimates, which are all subject to changes.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as adjusted net operating revenue and adjusted net profit/loss, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net operating revenue represents net operating revenue excluding management fee income from mutual aid business. Adjusted net profit/loss represents net loss excluding share-based compensation expense, impact of terminating the mutual aid plan, foreign currency exchange gain or losses, impairment loss and share of results of equity method investee. Such adjustments have no impact on income tax.

These non-GAAP financial measures should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the Company’s historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net operating revenue and adjusted net profit/loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance and online healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance and online healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on March 23, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

United States:	1—323-794-2551
Hong Kong:	852-3008-1527
Mainland China:	400-120-9101
Elite Entry Number:	1077796 #

Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

A telephone replay will be accessible through 11:00 AM U.S. Eastern Time, March 30, 2022 by dialing the following numbers:

United States:	1-719-457-0820
International:	1-888-203-1112
Hong Kong:	852-5808-3200
Mainland China:	400-120-1651
Access Code:	1077796 #

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

Xiaojiao Cui

IR@shuidi-inc.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-1380-111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,061,962	817,719	128,318
Restricted cash	261,387	667,664	104,771
Short—term investments	1,193,160	1,969,362	309,036
Accounts receivable	539,791	643,843	101,033
Current contract assets	824,544	563,611	88,443
Amount due from related parties	813	1,049	165
Prepaid expense and other assets	651,080	369,794	58,027

Total current assets	4,532,737	5,033,042	789,793

Non-current assets
Non-current contract assets	24,006	29,889	4,690
Property, equipment and software, net	28,724	44,762	7,024
Intangible assets, net	53,034	56,753	8,906
Long-term investments	2,741	11,812	1,854
Right of use assets, net	60,694	59,081	9,271
Deferred tax assets	—	11,840	1,858
Goodwill	3,119	3,420	537

Total non-current assets	172,318	217,557	34,140

Total assets	4,705,055	5,250,599	823,933

Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity
Current liabilities
Amount due to related parties	9,789	20,449	3,209
Insurance premium payables	607,326	685,028	107,496
Deferred revenue	22,017	803	126
Accrued expenses and other current liabilities	595,606	498,752	78,265
Current lease liabilities	36,551	44,113	6,922

Total current liabilities	1,271,289	1,249,145	196,018

Non-current liabilities
Non-current lease liabilities	27,709	14,477	2,272
Deferred tax liabilities	225,745	13,551	2,126

Total non-current liabilities	253,454	28,028	4,398

Total liabilities	1,524,743	1,277,173	200,416

Total mezzanine equity	4,837,336	—	—
Shareholders’ (deficit)/equity
Ordinary shares	41	—	—
Class A ordinary shares	—	107	17
Class B ordinary shares	—	27	4
Additional paid-in capital	—	7,329,420	1,150,146
Accumulated other comprehensive income/(loss)	14,956	(21,492)	(3,373)
Accumulated deficit	(1,672,021)	(3,334,636)	(523,277)

Total shareholders’ (deficit)/equity	(1,657,024)	3,973,426	623,517

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	4,705,055	5,250,599	823,933

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Twelve Months Ended December 31,
	December 31, 2020	September 30, 2021	December 31, 2021		2020	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	830,343	779,305	603,888	94,763	3,027,948	3,205,914	503,078

Operating costs and expenses(i)
Operating costs	(250,875)	(296,317)	(197,133)	(30,934)	(742,258)	(1,054,475)	(165,470)
Sales and marketing expenses	(666,425)	(781,671)	(241,010)	(37,820)	(2,130,535)	(3,104,769)	(487,206)
General and administrative expenses	(118,109)	(111,419)	(148,715)	(23,337)	(407,171)	(530,522)	(83,250)
Research and development expenses	(67,684)	(102,889)	(90,967)	(14,275)	(244,230)	(378,990)	(59,472)

Total operating costs and expenses	(1,103,093)	(1,292,296)	(677,825)	(106,366)	(3,524,194)	(5,068,756)	(795,398)

Operating loss	(272,750)	(512,991)	(73,937)	(11,603)	(496,246)	(1,862,842)	(292,320)

Other income
Interest income	8,833	11,928	12,192	1,913	26,515	48,662	7,636
Fair value change of warrant	(150,244)	—	—	—	(150,685)	—	—
Foreign currency exchange (loss)/gain	(2,307)	12,708	(5,616)	(881)	(1,335)	9,349	1,467
Others, net	(901)	3,133	1,198	188	8,052	9,764	1,532

Loss before income tax, and share of loss in equity method investee	(417,369)	(485,222)	(66,163)	(10,383)	(613,699)	(1,795,067)	(281,685)

Income tax benefit/(expense)	13,571	8,247	(5,034)	(790)	(50,155)	220,987	34,678
Share of loss in equity method investee	—	—	—	—	(15)	—	—

Net loss attributable to Waterdrop Inc.	(403,798)	(476,975)	(71,197)	(11,173)	(663,869)	(1,574,080)	(247,007)

Deemed dividend on modification on preferred shares	—	—	—	—	(67,975)	—	—
Deemed dividend upon issuance of warrants	—	—	—	—	(90,268)	—	—
Preferred shares redemption value accretion	(90,657)	—	—	—	(285,668)	(152,287)	(23,897)

Net loss attributable to ordinary shareholders	(494,455)	(476,975)	(71,197)	(11,173)	(1,107,780)	(1,726,367)	(270,904)

Net loss	(403,798)	(476,975)	(71,197)	(11,173)	(663,869)	(1,574,080)	(247,007)
Other comprehensive (loss)/income :
Foreign currency translation adjustment, net of tax	(767)	(14,140)	(10,465)	(1,642)	(14,008)	(36,640)	(5,750)
Unrealized gains/(loss) on available for sale investments, net of tax	1,491	(181)	154	24	1,724	192	30

Comprehensive loss	(403,074)	(491,296)	(81,508)	(12,791)	(676,153)	(1,610,528)	(252,727)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,182,300,611	3,940,716,014	3,935,102,446	3,935,102,446	1,174,583,516	2,990,507,749	2,990,507,749
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.42)	(0.12)	(0.02)	(0.00)	(0.94)	(0.58)	(0.09)

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Twelve Months Ended December 31,
	December 31, 2020	September 30, 2021	December 31, 2021		2020	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(2,114)	(2,363)	(1,876)	(294)	(4,538)	(10,853)	(1,703)
General and administrative expenses	(52,504)	(28,412)	(25,880)	(4,061)	(210,011)	(190,252)	(29,855)
Research and development expenses	(5,184)	(5,265)	(4,018)	(631)	(13,279)	(25,056)	(3,932)

Total	(59,802)	(36,040)	(31,774)	(4,986)	(227,828)	(226,161)	(35,490)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Twelve Months Ended December 31,
	December 31, 2020	September 30, 2021	December 31, 2021		2020	2021
	RMB	RMB	RMB	USD	RMB	RMB		USD
Net operating revenue	830,343	779,305	603,888	94,763	3,027,948	3,205,914		503,078

Less:
Management fee income	18,333	—	—	—	109,828	2,745	(ii)	431

Adjusted net operating revenue	812,010	779,305	603,888	94,763	2,918,120	3,203,169		502,647

	For the Three Months Ended				For the Twelve Months Ended December 31,
	December 31, 2020	September 30, 2021	December 31, 2021		2020	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net loss	(403,798)	(476,975)	(71,197)	(11,173)	(663,869)	(1,574,080)	(247,007)

Add:
Share-based compensation expense	59,802	36,040	31,774	4,986	227,828	226,161	35,490
Foreign currency exchange loss/(gain)	2,307	(12,708)	5,616	881	1,335	(9,349)	(1,467)
Fair value change of warrant	150,244	—	—	—	150,685	—	—
Impact of terminating the mutual aid plan (iii)	—	—	—	—	—	96,697	15,174
Impairment loss	—	—	39,717	6,232	—	39,717	6,232
Share of results of equity method investee	—	—	—	—	15	—	—

Adjusted net (loss)/profit	(191,445)	(453,643)	5,910	926	(284,006)	(1,220,854)	(191,578)

(ii)

This represents the net management fee revenue related to the mutual aid business for the twelve months ended December 31, 2021 after recording the RMB19.9 million reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021.

(iii)

This represents the estimated cost of medical expenses and cost of one-year health insurance coverage. RMB19.9 million (US$3.1 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB76.8 million (US$12.1 million) was recorded as operating costs.